April 09, 2008

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Garanti
TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah.
Aytar Cad. No:2
34340 Beşiktaş/İSTANBUL
Tel./Faks: (0-212) 318 18 18
www.garanti.com.tr

12g3-2 (b) filing number: 82-3636

With the Special Conditions Announcements, dated 05.04.2007 numbered 116 and dated 22.6.2007 numbered 234, it has been announced that investment opportunities are being investigated within the framework of regional expansion and discussions have been initiated with various institutions in Ukraine.

At this point, other than the above mentioned announcements, there are no issues or finalized discussions requiring additional public disclosure, regarding the news released by Vatan Newspaper, titled ' Ukranian Partner Bank was not satisfied with Garanti Bank's $35 MM offer.' [redacted]

Yours Sincerely,
Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

dle 4/17

April 03, 2008

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah.
Aytar Cad. No:2
34340 Beşiktaş/İSTANBUL
Tel./Faks: (0-212) 318 18 18
www.garanti.com.tr

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The Ordinary Shareholders' meeting of Garanti Bank relating to the 2007 Financial Year was held on Thursday April 3rd, 2008 at 10.00 am at Levent, Nispetiye Mahallesi, Aytar Caddesi No:2, Besiktas - Istanbul and the following agenda was discussed and accepted:

- The proposal of Board of Directors regarding the profit distribution on 2007 net earnings was presented for the approval at the Ordinary General Shareholders' Meeting. Accordingly, the transfer of the remaining YTL 1,629,268,247.95 of the profit (totaling YTL 2,315,616,320.21 for the year 2007) to the Extraordinary Reserve Fund following setting aside the 5% Legal Reserve Fund and "Legal Funds to be statutorily set aside and saved in the Bank" was approved.

- The release of the members of the Board of Directors and Auditors was approved.

- The maintenance of the Board members' remunerations without any change was approved and it was resolved that the Auditors be paid the net amount of YTL1000 per month.

- Information was provided to the shareholders regarding the Bank's charitable donations in the amount of YTL 9,707,445 made during the year 2007.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr. 39., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Yours Sincerely,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

March 21, 2008

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah.
Aytar Cad. No:2
34340 Beşiktaş/İSTANBUL
Tel./Faks: (0-212) 318 18 18
www.garanti.com.tr

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Our Bank has decided to compromise with Bogazici Corporations Tax Office by ending the law suits which are still ongoing against such tax office with regard to the corporate taxes and provisional tax returns for the period of 2001-2005, in accordance with the Article 3 of the Law No. 5736 on Collection of Some Public Receivables by Conciliation Procedure (Published on the Official Gazette no. 26800 dated February 27, 2008)

Accordingly, as a result of the adjustments of corporate tax returns for the period of 2001-2005, the tax amount of YTL 131,177,632 which will be returned to the Bank due to the provisional taxes paid by the Bank in 2005, has become final and such amount has been recorded as revenue into the current period financial statements.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

END